Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto signs further joint venture agreements with CODELCO for copper exploration in Chile
2 September 2008
Rio Tinto has signed two exploration joint venture agreements with CODELCO’s 100% owned subsidiary, CCM Los Andes, in Chile. These agreements follow the first exploration joint venture agreement signed between Rio Tinto and CODELCO in January 2008. CODELCO is the world’s largest copper producer.
The new properties to be explored are the Esteli and Paloma prospects in northern Chile. The Esteli property adjoins the Exploradora property, which was subject to the first joint venture agreement between Rio Tinto and CODELCO, while the Paloma property is located close to the copper mines at Spence and El Tesoro. An exploration drilling programme is currently underway at Exploradora and will be followed by drilling at Paloma this year.
Rio Tinto has the option to earn a 55 per cent interest in each prospect through stand alone exploration investments of US$20 million. The agreements include provisions to increase Rio Tinto’s ownership to 60 per cent.
“We are very pleased to enter into these additional agreements which strengthen Rio Tinto’s relationship with CODELCO and provide access to some of the most prospective copper tenement in the world,” said Bret Clayton, chief executive of Rio Tinto Copper.
Rio Tinto has been exploring in Chile since 1989 and has several additional copper exploration properties under title which are scheduled for drill-testing in 2008.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
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Nick Cobban	Ian Head
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Media Relations, US
Nancy Ives
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Nigel Jones	Dave Skinner
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David Ovington
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Email: questions@riotinto.com
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